Accelerated Acquisition XVII, INC.
951 Mariners Island Blvd. Suite 300
San Mateo, CA 94404

July 21, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Cascio

Accelerated Acquisitions XVII, Inc.
Form 10-K for the fiscal year ended September 30, 2013
Filed December 30, 2013
File No. 000-54549

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 15, 2014 addressed to Mr. Timothy Neher, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K file on December 30, 2013.

The Company has replied below to your comments with a response following a repetition of the Staff’s comments to which it applies (the “Comment”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the fiscal year ended September 30, 2013

Item 9A(T). Controls and Procedures, page 20

1. Please amend your Form 10-K to include management’s report on the company’s internal control over financial reporting, including management's assessment of the effectiveness of the company’s internal control over financial reporting as of September 30, 2013, as required by Item 308(a) of Regulation S-K. Please note that the exemption discussed in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to your first annual report subsequent to your effective registration statement.

Company Response

We have revised Item 9A(T) of the Form 10K to included the required information required by Item 308.

2.  In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Company Response

We have revised the disclosure in Item (9A(T) of the Form 10K to state:

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer (our principal executive officer principal financial officer and principle accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based on this evaluation, our chief executive officer (our principal executive officer principal financial officer and principal accounting officer) concluded that as of September 31, 2013 our disclosure controls and procedures were not effective. Our procedures were designed to ensure that the information relating to our company required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer, as appropriate to allow for timely decisions regarding required disclosure. Management is currently evaluating the current disclosure controls and procedures in place to see where improvements can be made.

The determination that our disclosure of controls and procedures were not effective as of September 31, 2013 are a result of:

1.	Insufficient segregation of duties due to the limited size of our staff and budget; and

2.	No independent audit committee oversight of the company's external financial reporting and internal control over financial reporting; and

Continuing Remediation Efforts to address deficiencies in Company's Internal Control over Financial Reporting

Once the Company is engaged in a business of merit and has sufficient personnel available, then our Board of Directors, in particular and in connection with the aforementioned deficiencies, will establish the following remediation measures:

1.	Our Board of Directors will nominate an audit committee or a financial expert on our Board of Directors in the next fiscal year.

2.	We will appoint additional personnel to assist with the preparation of the Company's financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the fiscal quarter ended September 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Timothy Neher

ACCELERATED ACQUISITION XVII, INC.

By: /s/ Timothy Neher
Timothy Neher